FINMETAL MINING LTD.
FINLAYSONINKUJA 9
FIN-33210 TAMPERE, FINLAND

January 23, 2008

EDGAR FILED

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC
20549-7010

Attn:  John Cannarella

RE:  SEC COMMENT LETTER TO FINMETAL MINING LTD. - SEC FILE NO. 000-51203

Dear Sir:

We are writing to confirm receipt of your comment letter dated December 19, 2007 regarding our annual report on Form 10-KSB for the year ended December 31, 2006. Please be advised that we are working on our response to your comment letter and expect to be in a position to deliver our response to you on February 4, 2008.

Sincerely yours,

/s/ 'Daniel Hunter'

Daniel Hunter
CEO
Finmetal Mining Ltd.